CURTISS MOTORCYCLE COMPANY, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2022, AND 2021

Audited

(Expressed in United States Dollars)



INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Curtiss Motorcycle Company, Inc.
Leeds, Alabama

Opinion

We have audited the financial statements of Curtiss Motorcycle Company, Inc., which comprise the balance sheets as of March 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Curtiss Motorcycle Company, Inc. as of March 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Curtiss Motorcycle Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended March 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Curtiss Motorcycle Company, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Curtiss Motorcycle Company, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 27, 2022
Los Angeles, California

As of March 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 531,123	$ 18,127
Accounts Reveivable - net	-	-
Inventories	2,406,415	-
Prepaids and other current assets	23,133	22,898
Total current assets	2,960,671	41,025
Property and equipment, net	770,332	793,959
Total Assets	$ 3,731,003	$ 834,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payble	$ 2,544,123	$ 193,115
Current portion of long term debt	64,339	49,312
Line of credit	49,240	-
Equipment line of credit	12,849	26,700
Deferred revenue	492,657	567,589
Accrued Payroll	231,750	184,073
Other current liabilities	128,812	181,244
Total current liabilities	3,523,770	1,202,033
Equipment loan	-	4,817
Notes Payable	700,349	1,013,776
Total liabilities	4,224,119	2,220,626
STOCHOLDERS EQUITY		
Common Stock	66,874	57,938
Preferred stock	1	1
Additional Paid in Capital (APIC)	16,530,460	14,892,090
Stock Issurance Costs	(541,425)	(480,000)
Retained earnings/(Accumulated Deficit)	(16,549,026)	(15,855,671)
Total stockholder's equity	(493,116)	(1,385,642)
Total liabilities and stockholders' equity	$ 3,731,003	$ 834,984

See accompanying footnotes to the financial statements

For Fiscal Year Ended March 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ -	$ 158,883
Cost of goods sold	-	135,383
Gross profit	-	23,500
Operating expenses		
General and administrative	825,900	701,817
Sales and marketing	143,816	35,441
Research and development	112,309	113,497
Total operating expenses	1,082,025	850,755
Operating income/(loss)	(1,082,025)	(827,255)
Interest expense	52,184	22,506
Other Loss/(Income)	(444,206)	(53,975)
(Gain)/Loss on Sale of Assets	(10,262)	25,318
Income/(Loss) before provision for income taxes	(679,741)	(821,104)
Provision/(Benefit) for income taxes	13,614	5,440
Net income/(Net Loss)	(693,355)	(826,544)

See accompanying footnotes to the financial statements

(in , $US)	Common Stock		Preferred Stock		Stock Issuance Costs	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—March 31, 2020	51,870,901	$ 51,870	1,000	$ 1	$ (480,000)	$ 14,898,159	$ (15,029,127)	$ (559,098)
Issuance of Common Stock	6,067,500	6,068	-	-	-	(6,069)	-	-
Shared Based Compensation	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	(826,544)	(826,544)
Balance - March 31, 2021	57,938,401	$ 57,938	1,000	$ 1	$ (480,000)	$ 14,892,090	$ (15,855,671)	$ (1,385,642)
Issuance of Common Stock	8,935,693	8,936	-	-	(61,425)	1,638,370	-	1,585,881
Net income/(loss)	-	-	-	-	-	-	(693,355)	(693,355)
Balance - March 31, 2022	66,874,094	$ 66,874	1,000	$ 1	$ (541,425)	$ 16,530,460	$ (16,549,026)	$ (493,116)

See accompanying footnotes to the financial statements

For Fiscal Year Ended March 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (693,355)	$ (826,544)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	155,891	93,860
(Gain) Loss on sale of assets	(10,262)	25,318
Forgiveness of PPP loan	(248,000)	
Changes in operating assets and liabilities:		
Inventory	(2,406,415)	362,971
Prepaid expenses and other current assets	(235)	5,661
Accounts payable and accrued expenses	2,351,008	(58,546)
Accrued Payroll	47,677	63,323
Deferred Revenue	(74,932)	156,540
Other current liabilities	(52,432)	(50,099)
Net cash provided/(used) by operating activities	(931,055)	(227,517)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(148,342)	(480,890)
Proceeds from sale of property and equipment	26,340	140,000
Net cash provided/(used) in investing activities	(122,002)	(340,890)
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock , net of issuance costs	1,585,881	-
Borrowing on line of credit, net of payments	49,240	-
Borrowing on Loans and Notes	-	696,562
Repayment of Loans and Notes	(69,068)	(114,097)
Net cash provided/(used) by financing activities	1,566,053	582,465
Change in cash	512,996	14,058
Cash—beginning of year	18,127	4,069
Cash—end of year	$ 531,123	$ 18,127
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 52,184	$ 22,506

See accompanying footnotes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   NATURE OF OPERATIONS

Curtis Motorcycle Company Inc. was originally formed as Confederate Motors, Inc. in 1991, and was incorporated in 2003 in the state of Delaware. On January 3, 2018, the Company changed name to Curtiss Motorcycle Company Inc.

The financial statements of Curtiss Motorcycles Company Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Leeds, Alabama.

The Company is the creator of the motorcycles pre-sold online at curtissmotorcycles.com. The Company is on a mission to lead an all-new golden age of sustainable motorcycles by designing and crafting the world's best and finest electric motorcycles.

Management Discussion and Analysis

Overview and 2022 Highlights

Our mission is to build the world's best and finest two-wheeled luxury electric vehicle. We design, develop, and will ultimately manufacture and sell a high-performance fully electric motorcycle called The Curtiss 1.

Curtiss 1's Super Light Core (SLC) is 100% flex-free and fatigue-free. It is designed and engineered to last forever and is our spearhead to true sustainability.

We ended the year with $531 thousand in cash representing an increase of $513 thousand from prior year. We also ended the year with parts inventory of $2.4 million; all of which we acquired during the year. We are in the pre-revenue stage of the Curtiss 1 and have 33 pre-orders as of the date of this report.

Liquidity

We received $2.4 million of product inventory from our supplier in February 2022 and have appropriately recorded accounts payable, however, our agreement with our supplier includes payment terms of 360 days beginning upon receipt of a complete set of the products required to assemble a Curtiss 1 motorcycle. Therefore, the age of the payables is likely to extend beyond one year from the date of this report. When the Company receives all of the products needed to complete a set, we will assemble the set of products into a motorcycle, and collect cash shortly thereafter.

Management Opportunities, Challenges and Risks and Future Outlook

The Company is in the pre-revenue stage as we work toward finalizing our best and finest electric motorcycle design. We have designed, manufactured, and received nearly all products required to assemble the Curtiss 1 motorcycle. The next phase of production will depend on the finalization of the design of the battery housing. We expect finalization and testing in late 2022 which will provide us with the full sets of products needed to begin production in spring of 2023.

However, these plans are subject to uncertainties inherent in establishing and ramping manufacturing operations, which may be exacerbated by industry-wide component constraints which may increase the number of manufacturing and production design workaround solutions required, labor shortages and any future impact from events outside of our control such as the COVID-19 pandemic.

As long as we see expanding sales, excluding the potential impact of macroeconomic conditions including increased labor costs, we expect operating expenses relative to revenues to remain below 20 percent of sales as we continue to increase operational efficiency and process automation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the fiscal year ending March 31 as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. The costing is done on first-in first out basis.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful life
Machinery and equipment	5 years
Furniture and fixtures	5 - 7 years
Automobiles	5 years
Leasehold improvements	15 years
Other equipment	5 - 10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Curtiss Motorcycle Company Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenues from the sale of its motorcycles.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of March 31, 2022, the Company maintained balances in excess of the federally insured limits in the amount of $255,187.

Cost of sales

Costs of goods sold include the cost of materials, labor, and freight-in.

Research and Development

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We have evaluated the effect that the updated standard and have concluded that it does not have a material impact on their operations.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   RESTATEMENT OF PRIOR YEAR FINANCIAL INFORMATION

The Company has restated its previously reported financial statements as of and for the year ended March 31, 2021, and related disclosures. The restatement of the Company's financial statements followed an independent audit of the March 31, 2022, financial statements. During the March 31, 2022, audit, it was discovered that the Company had posted adjusting entries to the March 31, 2021, financial statements after the issuance of the March 31, 2021, audit report. These post audit entries were analyzed by the auditors and determined to be appropriate adjustments to the March 31, 2021, financial statement results. During the March 31, 2022, audit it was also determined that certain transactions posted to the March 31, 2022, financial statements should have been recorded during the previous fiscal year.

The effects of the restatement, including the correction of all errors identified by the Company's management are reflected in the Company's financial statements and accompanying notes included herein.

	Original	Adjustment	Restated
Net loss	$ (826,543)	$ -	$ (826,543)
Operating cash flows	(227,517)		(227,517)
Cash flows from investing	(245,640)	(95,250)	(340,890)
Total Assets	739,734	95,250	834,984
Total Liabilities	2,125,376	95,250	2,220,626
Total shareholder equity	1,385,642		1,385,642

4.   INVENTORY

Inventory consists of the following items:

As of Year Ended March 31	2022	2021
Work in progress	$ -	$ -
Raw materials	2,406,415.00	-
Finished goods	-	-
Total Inventories	$ 2,406,415	$ -

5.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of Year Ended March 31	2022	2021
Prepaid expense	$ 12,440	$ 10,872
Prepaid insurance	797	7,315
Employee Advances	4,300	-
Other prepaid items	5,596	4,711
	$ 23,133	$ 22,898

Other current liabilities consist of the following items:

As of Year Ended March 31	2022	2021
Accrued expenses	$ 5,744	$ 5,744
Registration rights liability	-	175,500
Settlement payable	90,868	-
Warranty reserve	-	-
Accrued interest	32,000	-
Other current liabilities	200	-
	$ 128,812	$ 181,244

6.   PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended March 31	2022	2021
Equipment	$ 87,508	$ 87,508
Furniture and fixtures	11,734	11,734
Automobiles	-	44,808
Leashold improvements	32,179	32,179
Bat Elec Concept prototype	260,460	260,460
Zeus production model - Proto	94,302	124,302
Curtiss 1 Production Model Proto	355,219	3,125
Other Fixed Assets	158,363	158,363
Construction in Progress	314,847	423,350
	1,314,612	1,145,829
Accumulated depreciation	(544,280)	(447,120)
	$ 770,332	$ 698,709

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2022, and 2021 were in the amount of $155,891 and $93,860, respectively.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 200,000,000 shares of Common Shares class at a par value of $ 0.001 and 25,000,0000 shares of Preferred Stock with a $ 0.001 par value.

 As of March 31, 2022, and 2021, the Company had issued and outstanding 66,874,094 shares and 57,938,401 shares of Common Stock, respectively. The Company also has 1,000 of Preferred Stock issued and outstanding for March 31, 2022, and 2021.

8.   SHARE-BASED COMPENSATION

During 2014, the Company authorized the Stock Incentive Plan (which may be referred to as the "Plan"). The Company reserved 7,500,000 shares of its Common Stock pursuant to the plan, which provides for the grant of shares of stock options to qualified employees, officers, directors, consultants and other service providers. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

A summary of the Company's employee stock activity and related information is as follows:

	Number of Awards	ESOP Expenses
Outstanding at March 31, 2020	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2021	2,999,340	$ 357,137
Granted	-	-
Exercised	-	-
Expired/Cancelled	-	-
Outstanding at March 31, 2022	2,999,340	$ 357,137

ESOP expenses for the years ended March 31, 2022, and March 31, 2021, were $0.

9.   DEBT

Loan Payable

On December 21, 2017, the Company entered into a Note Payable Agreement with Biz Capital Bidco I LLC in the maximum amount of up to $500,000, which may be advanced in multiple disbursement to the company where 90% of the loan is guaranteed by the U.S. Small Business Administration. Out of the original amount of $500,000, the Company can use $474,000 for purchasing of inventory, $12,500 for working capital and closing costs, and $13,500 for guaranteed fees.

The Note bears interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the Borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The Loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement require six months -only payments, followed by monthly payments of principal and interest of approximately $5,414. The loan carries a variable interest rate, beginning at 5.1% per annum, and a term of ten years or December 21, 2027.

As of March 31, 2022, and March 31, 2021, the outstanding balance of this loan is in the amount of $327,288 and $377,688, respectively, and $51,547 and $42,588, respectively, has been classified as current portion. The following is the schedule of future maturities:

As of Year Ended March 31	2022	
2023	$	51,547
2024		68,935
2025		86,323
2026		103,711
2027		16,772
Thereafter		-
Total	$	**327,288**

Equipment line of credit

On August 2, 2019, the Company entered into the Dell Business Credit limit in the amount of $ 20,000 with Dell Financial Services, with a corresponding interest rate of 28.24%. The Company promises to pay at least the total minimum payment due by the payment due date as shown on the monthly statement. The total minimum payment due will include a minimum payment of the greater of $15 or 3% of the new balance shown on the statement, rounded up to the next dollar plus all past due amounts. As of March 31, 2022, the loan has an outstanding balance of $9,959 and the entire amount has been classified as current.

Equipment loan

On July 17, 2019, the Company entered into an Equipment Finance Agreement with Beacon Hill Funding in the amount of $18,306. The loan shall be paid in thirty-six monthly installments of $481.74. As of March 31, 2022, the loan has an outstanding balance of $2,890 and the entire amount has been classified as current portion.

SBA – Payroll Protection Program Loan

On April 15, 2020, the Company entered into a Note Payable Agreement with the First in the maximum amount of up to $248,000, which may be advanced in multiple disbursement to the Company, where 100% of the loan is guaranteed by the U.S. Small Business Administration.

As of March 31, 2022, the entire amount of the loan, plus any accrued interest was forgiven.

SBA - Economic Injury Disaster Loan

On April 21, 2020, the Company entered into a Note Payable Agreement with Small Business Association of the United States Government in the maximum amount of up to $437,500, which may be advanced in multiple disbursement to the company where 100% of the loan is guaranteed by the U.S. Small Business Administration. The Company can use the proceeds solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter and to pay Uniform Commercial Code (UCC) lien filing fees and a third-party UCC handling charge of $100.

The Note shall bear interest on the unpaid principal amount thereof from time to time outstanding at the interest rate identified in the Note, and the borrowers shall make payments of principal and/or interest at the times and in the manner required under the Note. The loan will mature and become fully due and payable on the maturity date specified in the Note. The terms of the agreement monthly payments, beginning twelve months after the date of the note, of principal and interest of approximately $2,132. The loan carries fixed interest rate of 1% per annum, and a term of thirty (30) years or April 15, 2050.

As of March 31, 2022, the outstanding balance of this loan is in the amount of $437,400. The entire amount has been classified as long-term debt. The following is the schedule of future estimated maturities:

As of Year Ended March 31	2022
2022	$ -
2023	-
2024	-
2025	-
2026	9,181
Thereafter	428,219
Total	**$ 437,400**

10. INCOME TAXES

The provision for income taxes for the year ended As of March 31, 2022, and March 31, 2021, consists of the following:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (190,673)	$ (227,300)
Valuation Allowance	190,673	227,300
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at As of March 31, 2022, and March 31, 2021, as follows:

As of Year Ended March 31,	2022	2021
Net Operating Loss	$ (4,550,982)	$ (4,360,310)
Valuation Allowance	4,550,982	4,360,310
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31,2022, the Company had net operating loss ("NOL") of $693,355 and the Company had net operating loss ("NOL") carryforwards of approximately $16,549,026. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of March 31, 2022, and March 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2022, and March 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Operating lease

On March 1st, 2019, the Company entered into a leasing contract with Lee Barnes for its office building located in Parkway Drive, Leeds, Alabama. The contract is valid for five years from the contract date, unless sooner terminated. Unless the lessee provides notice to the Lessor in writing ninety days in advance of the termination date, the lease shall be renewed an additional twelve months from the termination date under the same terms and condition. The monthly rent is $3,500 for a period of sixty months ending on February 28, 2024.

The following is a schedule of minimum lease payments as of March 31, 2022:

Year	Obligation
2023	$ 42,000
2024	38,500
Total	**80,500**

Rent expenses were in the amount of $45,850 and $35,000 as of March 31, 2022, and March 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

The Company has evaluated subsequent events through June 27, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $693,355, and liquid assets in cash of $531,123 as of March 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.